SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  ------------

                             HAMBRECHT & QUIST GROUP
                            (Name of subject company)


                             HAMBRECHT & QUIST GROUP
                      (Name of person(s) filing statement)

                                  ------------

                     Common Stock, par value $.01 per share
                         (Title of class of securities)


                                    406545103
                      (CUSIP number of class of securities)

                                   -----------

                           Steven N. Machtinger, Esq.
                          General Counsel and Secretary
                                 One Bush Street
                         San Francisco, California 94104
                                 (415) 439-3000
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                           person(s) filing statement)

                                  ------------

                                 With a Copy To:

                             Edward D. Herlihy, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                                 AMENDMENT NO. 1
                                TO SCHEDULE 14D-9

         This Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on October 4, 1999 (the "Schedule 14D-9") by Hambrecht & Quist Group (the "Company"), relating to a tender offer (the "Offer") commenced by Bridge Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Parent"), on October 4, 1999 to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         On December 2, 1999, Parent issued a press release announcing that the Board of Governors of the Federal Reserve System has approved the acquisition of the Company by Parent. The press release further announces that, as a result of the receipt of this approval, Parent currently anticipates that there will be no further extension of the tender offer beyond the currently scheduled expiration time of midnight on December 8, 1999, if at that time at least 90% of the issued and outstanding shares of the Company's common stock have been validly tendered and not withdrawn. The press release also states that payment for tendered shares will be made, subject to the terms and conditions of the tender offer, promptly after the expiration time. The full text of the press release is set forth in Exhibit (a)(7) and is incorporated herein by reference.

        ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

        Item 9 is hereby amended and supplemented as follows:

        (a)(7) Press Release issued by The Chase Manhattan Corporation on December 2, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



December 2, 1999

                                         HAMBRECHT & QUIST GROUP



                                          By: /s/ Steven N. Machtinger
                                             ----------------------------------
                                                  Steven N. Machtinger
                                                  General Counsel and Secretary